UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark One:)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
         ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Black Point Seafood, LLC

Legal status of issuer
     Form
     Limited Liability Company

     Jurisdiction of Incorporation/Organization
     Maine

     Date of organization
     09/02/2016

Physical address of issuer
392 Fore Street 3rd floor, Portland, ME 04101

Website of issuer
https://getmainelobster.com/

Current number of employees
5

	Most recent fiscal year-end	Previous fiscal year-end
Total assets	$393,205	$560,444
Cash & Cash Equivalents	$121,258.66	$161,446
Accounts Receivable	$34,924.69	$136,500
Short-term Debt	$305,912	$960,129
Long-term Debt	$0	$400,000
Revenues/Sales	$2,631,162.51	$3,389,962
Cost of Goods Sold	$2,040,295.78	$2,599,456
Taxes Paid	$0	$0
Net Income	-$240,081*	-$367,154

*$60,966 was a one time expense - interest from convertible notes transfering to equity interest.

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
January 29, 2019

Black Point Seafood LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

As of the date of this Report, the Company is a single member, manager-managed Maine limited liability company whose sole member is Black Point Seafood Holdings, Inc. ("Holdings") and whose manager is the founder of the business, Mark Murrell (the "Founder" or "Manager"). The Company was formed on September 2, 2016, but from the founding of our business on June 1, 2009 through the Company's formation date, all of our company's business was conducted through Holdings.

The Company is located at 392 Fore Street 3rd floor, Portland, ME 04101.

The Company's website is https://getmainelobster.com/.

We aim to deliver the finest lobster and seafood Maine has to offer from the dock to doorstep.

The Company, having sold Series Seed Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of [9/30/2019], and the report may be found on the company's website at https://getmainelobster.com/annualreport.

RISK FACTORS
The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. The Company recorded net operating losses of $154,442.51 and $367,154 and in 2018 and 2017, respectively.

The Company deals with live animals (lobsters) and vast amounts of regulation applicable to shipping live animals. There is a risk that regulations could change in a manner that adversely affects the Company's ability to ship live lobsters across the country.

Climate change may adversely affect the Maine fishery. Drastic climate change may have a negative impact on the productive capacity of the Maine fishery. Accordingly, a decline in fishery stocks coupled with increases in worldwide demand for Maine seafood could negatively impact the Company's procurement and costs.

The Company's revenue is seasonal and heavily tied to either holidays or the summer months. Because of that, cash flow is very lumpy, and the Company will need to make accurate budgets to maintain proper cash positions.

The Company's sales are very heavily tied to expenditures on marketing and advertising. If the Company is not able to maintain strong advertising and marketing, our sales may be negatively impacted.

The Company has had limited outside investors and no true institutional round. Prior to the Offering, the Company has been a single-member, manager-managed limited liability company and operated as a closely held business.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. We believe that we have built our reputation on the high quality of our food and service, and our commitment to our customers, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy. Ultimately, the risks associated with any such negative publicity or incorrect information, whether disseminated through social media platforms or similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications, that provide individuals with access to a broad audience of consumers and other interested persons cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results. We are dependent on frequent deliveries of food products that meet our specifications. Shortages or interruptions in the supply or delivery to our customers of our food products caused by problems in distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of our products, which would adversely affect our operating results.

We have a limited number of suppliers for our major products and rely on only a few distribution companies for the majority of our deliveries. If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages or failed deliveries and incur higher costs. We have a limited number of suppliers for our major products, including live Maine lobster, lobster tails, lobster value-add products. In fiscal 2017, we purchased all of our (i) lobster and seafood from 2 suppliers. Due to this concentration of suppliers, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to provide these major products to our distributors for delivery to our customers may materially and adversely affect our results of operations while we establish alternative supply channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all. Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, may adversely affect our business. Our business requires the collection, transmission and retention of large volumes of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer data is critical to us. Further, our customers have a high expectation that we and our service providers will adequately protect their personal information. A significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from customers, any of which could have a material adverse effect on our financial condition and results of operations.

Increased food commodity and energy costs could decrease our operating profit margins or cause us to limit or otherwise modify our product selection, which could adversely affect our business. Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things live lobster and frozen seafood. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and operating profit margins.

Concentration of risk. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Taxation as Partnership. The Company has been formed so as to qualify and will be treated as a partnership for federal income tax purposes and in becoming a member of the Company you will agree not to take any action inconsistent with the Company's classification as a partnership for federal income tax purposes. The Company will not be operated or treated, however, as a "partnership" for purposes of Section 303 of the United States Bankruptcy Code, 11 U.S.C. §101, et seq. The classification of the Company as a partnership applies only for federal and, as applicable, state and local, income tax purposes, and its characterization as such, solely for tax purposes, does not create or imply a general partnership or mutual agency between the Members for state law or any other purpose. Instead, the Members acknowledge the status of the Company as a limited liability company formed under the Maine Limited Liability Company Act.

Although the Company's equity as of the Closing will be divided into classes named Series Seed Preferred Stock, Common Stock, and Subordinated Stock, such classes are equity interests or membership interests in a limited liability company rather than a corporation and upon your subscription of Series Seed Preferred Stock pursuant to a Subscription Agreement you will become a member of the Company, which, as discussed above, is taxed as a partnership rather than a stockholder of equity interests in a corporation, which equity interests are commonly referred to as stock.

BUSINESS

Description of the Business
Online purveyor of Maine lobster and seafood, delivered direct-to-consumer.

Business Plan
After serving over 300-thousand meals, we are experts in the highly perishable food business. We are obsessed with delivering our wild-caught experience to every doorstep in America.

In the past year there has been a 30% increase in seafood consumption by millennials and 70% have switched to a healthier diet. According to Technomic Surveys, 71% are more interested in where their foods come from and how it is grown or produced. We're excited to deliver our experience from dock to doorstep as more and more people seek lobster and seafood as their healthy protein of choice.

Our passion is to perfect how people discover, acquire, and experience highly perishable proteins.

Today, there is fear and stigma surrounding the acquisition and preparation of fresh seafood. This is also the case with many other highly sought after proteins and it prevents a large number of people from experiencing tastes and foods that they are not familiar with. We have worked tirelessly to make these proteins not only easier to acquire but more approachable and enjoyable for the whole family.

We are continuously evolving in delivering an exceptional experience from the first "click" to the last dish. Not only do we strive to get our customers the best quality product from the best source, but we have even been known to work directly with our customers to teach them how to best prepare their gourmet proteins.

The Company's Products and/or Services

Product/Service	Description	Current Market
Food	Lobster and seafood	E-commerce food

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Most of our customers are affluent females over 55. 28% of our customers are between the ages of 31-50. Our customers are foodies that enjoy travel, luxury goods, and experiences over things.

Intellectual Property
The Company is dependent on the following intellectual property:

We have registered or applied to register the following trademarks and service marks in the United States:
Trademarks/Service Marks

Application #	Goods/Services	Mark	File Date	Grant Date	County
87952369	IC 035. US 100 101 102. G & S: On-line retail store services featuring lobster, shellfish, seafood and related products. FIRST USE: 20101201. FIRST USE IN COMMERCE: 20101201	GetMaine Lobster.com	June 7, 2018	pending	usa
86030386	IC 041. US 100 101 107. G & S: On-line journals, namely, blogs featuring news, information and commentary relating to lobster, shellfish and seafood, including preparation. FIRST USE: 20130501. FIRST USE IN COMMERCE: 20130501	Just Add Lobster	August 6, 2013	August 26, 2014	usa

Litigation
There is no pending litigation or proceeding involving the Company, and we are not aware of any pending litigation that may result in claims against the Company.

DIRECTORS, OFFICERS, AND MANAGERS
The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Mark Murrell	**Founder and CEO**	**Creating, planning, implementing, and integrating the strategic direction of the organization.**
Andrew Desgrosseilliers	COO	Oversee operations of the organization.
Marc Beaudry	Director of Customer Experience	Ensure the delivery of our promise to all customers.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Maine law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees/Contractors
The Company currently has 5 contractors in ME

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Holder/Security	Common Stock Equivalents	Diluted Ownership
Black Point Seafood Holdings, Inc. (Common Stock)	6,703,354	67.37%
GPML & Company LLC (Common Stock)	1,193,678	12%
Investors (Series Seed Preferred Stock)	478,360	4.81%
Seedinvest (Series Seed Preferred Stock)	23,919	.24%
GPML & Company, LLC (Series Seed Preferred Stock)	448,500	4.51%
Incentive Pool (unallocated)	1,102,968	11.08%
Total	9,950,789	100%

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Vendor debt	Inland seafood	$176,829.50	0		None		

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached

Operations
Since December 31, 2017, the Company has paid off certain high interest debt and taken deliberate actions to reduce expenses in its supply chain and increase its revenue. In the 12 months after receiving funding, the Company intends to return to and grow profitability by continuing to identify measures to reduce expenses in our supply chain and to increase our revenue.

Accounts Payable
Accounts payable comprises of current portions of outstanding debt and a credit card balance.

Note Receivable

Note Receivable includes $196,565 due from related party, Mark Murrell and other shareholders. Mark is the founder and owner of 96% of the outstanding stock of Holdings, and Holdings is the sole member of the Company.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Income Taxes

Holdings applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Holdings is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Holdings sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. Holdings' federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

For the years ended December 31, 2018 and 2017, Black Point Seafood, LLC was a disregarded entity for federal income tax purposes.

The Company is subject to income tax filing requirements in the State of Maine. The Company's tax filings in the State of Maine for 2015, 2016, and 2017 remain subject to review by that State until 2020 and 2021, respectively.

Holdings is subject to the income tax filing requirements in the State of Florida. Holdings' tax filings in the State of Florida for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

Upon the closing of the Offering, as described in "Taxation as a Partnership" above, the Company will be treated as a partnership for federal income tax purposes and in becoming a member of the Company you will agree not to take any action inconsistent with the Company's classification as a partnership for federal income tax purposes. The classification of the Company as a partnership applies only for federal and, as applicable, state and local, income tax purposes, and its characterization as such, solely for tax purposes, does not create or imply a general partnership or mutual agency between the Members for state law or any other purpose.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
$250,000 Convertible note	9/30/2016	4(a)(2); 506	Convertible Note	$250,000	Technology projects
$150,000 Convertible Note	4/30/2017	4(a)(2)	Convertible Note	$150,000	General expenses
$200,000 Convertible Note	4/19/2018	4(a)(2)	Convertible Note	$200,000	General expenses
$75,000 Convertible Note	7/31/2018	4(a)(2)	Convertible Note	$75,000	General expenses
Preferred Equity		Regulation D 506(c) and Regulation CF	Preferred Equity		

Classes of Securities of the Company
Common Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends *pari passu* with holders of Series Seed Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future, other than quarterly tax distributions.

Voting Rights
Except as provided by law or by the other provisions of LLC Agreement, holders of Common Stock vote together with the holders of Series Seed Preferred Stock as a single class on an as-converted basis, and have full voting rights and powers on all matters submitted to a vote of the Company's members.

Subordinated Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Common Stock will not be entitled to receive distributions until such time as the holders of our Series Seed Preferred Stock have received the greater of the original

issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares.

Rights and Preferences
None

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future, other than quarterly tax distributions.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the members as a single class with the holders of common stock. Specific matters submitted to a vote of the members require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the LLC Agreement, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the LLC Agreement, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or make a distribution to holders of preferred stock or common stock other than tax distributions;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the LLC Agreement.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Subscription Agreement
Under the Series Seed Preferred Stock Subscription Agreement (the "Subscription Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Subscription Agreement, as summarized below. If in the next financing the Company undertakes to provide for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under

the Subscription Agreement relating to this Offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

Subordinated Stock

The Company is authorized to issue Subordinated Stock to directors, employees, consultants or other service providers of the Company (collectively, "Service Providers"). The Board of Directors is authorized to adopt a written plan pursuant to which all Subordinated Stock will be granted in compliance with Rule 701 of the Securities Act or another applicable exemption. Unless otherwise set forth in an award agreement between a Service Provider and the Company, with the exception of liquidation preference described above granted to holders of Series Seed Preferred Stock, whenever rights are granted to holders of Common Stock, those rights are deemed to include the holders of Subordinated Stock.

In each award agreement that the Company enters into with a Service Provider for the issuance of shares of Subordinated Stock, the Board of Directors will include an appropriate Subordinated Stock Liquidation Hurdle for the shares of Subordinated Stock. The "Subordinated Stock Liquidation Hurdle" means an amount set forth in each award agreement reflecting the amount per share of Common Stock that would be distributed to the holders of Common Stock if, immediately prior to the issuance of the relevant new shares of Subordinated Stock, the Company sold all of its assets for their fair market value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were distributed in liquidation. A Holder of Subordinated Stock will have no right to liquidation distributions until an amount equal to the Subordinated Stock Liquidation Hurdle has been distributed to all other holders at the time of any such distribution.

Each share of Subordinated Stock will constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, and all shares of Subordinated Stock received by a Service Provider will be granted in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Subordinated Stock will agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Subordinated Stock may perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other governmental authority that supplements or supersedes the foregoing Revenue Procedures.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into common equity securities, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them or you may be prohibited by the Company from transferring the Securities pursuant to the LLC Agreement if the Company is of the opinion that such transfer would (i) have any adverse impact on the Company's compliance with federal or state securities laws; (ii) result in the Company being classified other than as a partnership for federal income tax purposes, or have other material adverse tax consequences; (iii) result in the termination of the Company pursuant to Section 708 of the Internal Revenue Code of 1986, as amended (the "Code");

(iv) result in a breach of any agreement that binds the Company; or (v) be to a minor or other Person lacking the capacity to contract.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock, without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Note Receivable includes $196,565 due from related party, Mark Murrell and other shareholders. Mark is the founder and owner of Holdings, and Holdings is the sole member of the Company.

The following payments and deposits earned by the Black Point Seafood, LLC (the "Company") were paid or deposited to Black Point Seafood Holdings, Inc ("Holdings"), the sole member of the Company. Since Holdings contributed all of its assets, including all of its contractual rights, to the Company on September 2, 2016, the below payments and deposits were included in Exhibit B (Reviewed Financial Statements).
- All payments made by third party sellers such as Groupon, Amazon, and Ebay.
- All payments made by the Company's customers to Holdings' American Express merchant account.
- All so-called "remote deposits:" checks deposited into Holdings' bank account.

In addition to payments and deposits made to Holdings accounts that should have been paid or deposited into Company accounts, the following is a list of Company liabilities that were paid by Holdings:
- Loan payments
- Interest payments on loans
- UPS shipping payments
- Product payments to vendors and other third parties
- Contractor payments
- Miscellaneous operational costs

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not applicable.

OTHER INFORMATION

Bad Actor Disclosure

None.

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Murrell
_____
(Signature)

Mark Murrell
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Mark Murrell
_____
(Name)

CEO
_____
(Title)

2/5/2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

BLACK POINT SEAFOOD, LLC
Profit & Loss (UNAUDITED)
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Revenue	2,639,071.86
Sales Returns & Allowances	-7,909.35
Total Income	2,631,162.51
Cost of Goods Sold	
Merchant Account Fees	56,043.83
Product Fulfillment	1,414,049.25
Selling Fee - Shopify	11,824.45
Shipping Costs	558,378.25
Total COGS	2,040,295.78
Gross Profit	590,866.73
Expense	
Advertising and Promotion	
Advertising	
Internet	1,619.36
Advertising - Other	168,339.66
Total Advertising	169,959.02
Branding & Design	10,797.60
Events	346.73
Print	644.31
Advertising and Promotion - Other	527.09
Total Advertising and Promotion	182,274.75
Automobile Expense	
Gas	5,792.86
Automobile Expense - Other	154.50
Total Automobile Expense	5,947.36
Bank Service Charges	2,181.56
Computer and Internet Expenses	6,032.00
Consulting	
Business	12,300.95
Contract Labor	2,400.00
Marketing	61,558.48
Operations	194,699.00
Website Development	23,737.68
Consulting - Other	2,500.00
Total Consulting	297,196.11
Depreciation Expense	6,760.38
Donations	868.25
Dues & Subscriptions	1,811.41
Education	11,703.87
Gifts	-471.00
Health and Wellness	217.61

BLACK POINT SEAFOOD, LLC

Profit & Loss (UNAUDITED)

January through December 2018

	Jan - Dec 18
Insurance Expense	
Health	10,161.80
Liability	2,084.17
Insurance Expense - Other	1,432.72
Total Insurance Expense	13,678.69
Interest Expense	
Notes	60,966.00
Other	2,677.22
Quarter Spot	2,147.63
Interest Expense - Other	10,100.07
Total Interest Expense	75,890.92
Legal	3,082.50
Licenses	1,040.00
Meals and Entertainment	10,085.22
Miscellaneous	120.00
Office Supplies	10,497.07
Parking/Tolls	600.65
Postage	44.30
Professional Fees	
Accounting	9,558.38
Investment Banking	57,796.75
Professional Fees - Other	40,680.47
Total Professional Fees	108,035.60
Rent Expense	13,050.00
Repairs and Maintenance	1,121.32
Research & Development	11,591.79
Software	40,342.78
Telephone Expense	5,918.24
Travel	
Airfare	250.19
car	1,351.84
Car Rental	6,015.78
Hotel	122.78
Other	109.09
Travel - Other	12,720.37
Total Travel	20,570.05
Utilities	778.48
Web Hosting	35.00
Total Expense	831,004.91
Net Ordinary Income	-240,138.18
Other Income/Expense	
Other Income	
Interest Income	57.05

5:19 PM

08/29/19

Accrual Basis

BLACK POINT SEAFOOD, LLC
Profit & Loss (UNAUDITED)
January through December 2018

	Jan - Dec 18
Total Other Income	57.05
Net Other Income	57.05
Net Income	**-240,081.13**

BLACK POINT SEAFOOD, LLC
Balance Sheet (UNAUDITED)
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Business Checking (Inc) BOA	1,876.77
Business Checking (Inc) Chase	974.03
Business Checking (LLC)	117,246.28
Chase Savings	1,161.58
Total Checking/Savings	121,258.66
Other Current Assets	
Deferred Rervenue - Deals	34,924.69
Due from Vendor	1,500.00
Inventory	54,629.51
Total Other Current Assets	91,054.20
Total Current Assets	212,312.86
Fixed Assets	
Accumulated Amortization	-50,000.00
Accumulated Deprec. - Vehicles	-44,844.12
Accumulated Depreciation	-11,544.96
Customer List	50,000.00
Furniture and Equipment	14,845.84
Vehicles	76,988.00
Total Fixed Assets	35,444.76
Other Assets	
Shareholder Loan	145,446.84
Total Other Assets	145,446.84
TOTAL ASSETS	**393,204.46**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink	11,598.33
Chase Ink (8005)	7,949.96
Total Credit Cards	19,548.29
Other Current Liabilities	
Accrued Liabilities	272,387.54
Auto Loan ST	6,626.65
Deals Liabilty	7,349.44
Total Other Current Liabilities	286,363.63
Total Current Liabilities	305,911.92
Total Liabilities	305,911.92
Equity	
Member 1 Draws	-207,490.30
Member 1 Equity	-794,516.02
Member 2 Equity - GPML & Co LLC	735,966.00
Member 3 Equity - SeedInvest	478,370.00
Member 4 Equity - SeedInvest In	23,919.00
Retained Earnings	91,124.99
Net Income	-240,081.13
Total Equity	87,292.54
TOTAL LIABILITIES & EQUITY	**393,204.46**